UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person:

               Frownfelter     James          B.
               --------------------------------------
                 (Last)       (First)      (Middle)

               c/o PanAmSat Corporation
               20 Westport Road
               --------------------------------------
                              (Street)

               Wilton,       Connecticut       06897
               --------------------------------------
               (City)          (State)         (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)

                   November 12, 2001

3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary):


4.   Issuer Name and Ticker or Trading Symbol:

                  PanAmSat Corporation (SPOT)

5.   Relationship of Reporting Person(s) to Issuer:

                  ___  Director
                  _X_  Officer (give title below)
                  ___  10% Owner
                  ___  Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)


7.   Individual or Joint/Group Filing (Check Applicable Line)

                  _X_  Form filed by One Reporting Person
                  ___  Form filed by More than One Reporting Person


             Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security (Instr. 4)

                  Common Stock, par value $0.01 per share ("Common Stock")

2.   Amount of Securities Beneficially Owned (Instr. 4)

                  532

3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)

                  I

4.   Nature of Indirect Beneficial Ownership (Instr. 5)

                  By PanAmSat Corporation Retirement Savings Plan (401k)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

        Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)

     Employee Stock Options (right to buy)
     Employee Stock Options (right to buy)
     Employee Stock Options (right to buy)
     Employee Stock Options (right to buy)
     Employee Stock Options (right to buy)

2.   Date Exercisable and Expiration Date (Month/Day/Year)

          Date Exercisable                Expiration Date

               (1)                          07/01/2008
               (2)                          04/09/2009
               (3)                          09/29/2010
               (4)                          01/23/2011
               (5)                          10/25/2011

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

             Title                     Amount or Number of Shares

           Common Stock                       10,000
           Common Stock                       30,000
           Common Stock                       20,000
           Common Stock                       30,000
           Common Stock                       30,000


4.   Conversion or Exercise Price of Derivative Security

                             $56.500
                             $31.125
                             $31.938
                             $38.188
                             $23.030

5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)

                              D
                              D
                              D
                              D
                              D

6.   Nature of Indirect Beneficial Ownership (Instr. 5)

_________________________
(1) The Options became exercisable in equal installments over three years on July, 1, 1999.
(2) The Options became exercisable in equal installments over four years on April 9, 2000.
(3) The Options became exercisable in equal installments over four years on September 29, 2001.
(4) The Options will become exercisable in equal installments over four years commencing January 23, 2002.
(5) The Options will become exercisable in equal installments over four years commencing October 25, 2002.


                              /s/ James B. Frownfelter    November 20, 2001
                              -----------------------------------------------
                              James B. Frownfelter               Date



**Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient see Instruction 6 for procedure.

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